UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

JOHNSON OUTDOORS INC.
(Exact name of registrant as specified in its charter)

Wisconsin	0-16255	39-1536083
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

555 Main Street, Racine, Wisconsin 53403
(Address of principal executive offices)

Lori Strangberg, Corporate Controller, (262) 631-6600
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☑	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1 - Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure

Johnson Outdoors Inc. (“JOI” or “the Company”) is a leading global manufacturer and marketer of branded seasonal outdoor recreation products used primarily for fishing, diving, paddling and camping.

JOI has a publically available Conflict Minerals Policy that may be found at the following URL: http://files.shareholder.com/downloads/JOUT/2648000486x0x686694/7b005d5e-5845-45e2-aa57-8913881c4b39/FINAL_JOI_Conflict_Minerals_Policy.pdf.  The content of any website referred to in this Form SD is included for general information only and is not incorporated by reference in this Form SD.

The Company has concluded in good faith that during the year ended December 31, 2014, conflict minerals were necessary to the functionality and/or production of products manufactured by JOI (such minerals are referred to as “necessary conflict minerals”).  Necessary conflict minerals were sourced from the Company’s multi-tiered supply chain and were ultimately incorporated into its products via both internal manufacturing processes and by component manufacturers.  The Company, through its independent third party consultant, conducted a reasonable country of origin inquiry (“RCOI”) and carried out its due diligence based on the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, Second Edition, and related Supplements on Tin, Tantalum and Tungsten and on Gold which was designed to determine whether any of these conflict minerals originated in the Democratic Republic of the Congo (“DRC”) or an adjoining country (together, “Covered Countries”) or were from recycled or scrap sources. For a description of our due diligence, please see our Conflict Minerals Report (Exhibit 1.01).

Section 2 – Exhibits

The Company has filed a Conflict Minerals Report as an exhibit to this Form SD which further describes its products that contain necessary conflict minerals, RCOI methodology, due diligence procedures, results and steps that will be taken to mitigate the risk that necessary conflict minerals benefit armed groups, including steps to improve due diligence.

Item 2.01	Exhibits

Exhibit 1.01 – Conflict Minerals Report as required by Item 1.01 of this Form.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

JOHNSON OUTDOORS INC.

/s/ David W. Johnson	June 1, 2015
David W. Johnson Vice President and Chief Financial Officer	(Date)